Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, China, 215534

July 13, 2007

By EDGAR Transmission and by Hand Delivery

Ms. Dorine H. Miller
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sutor Technology Group Limited
Amendment No. 1 to Registration Statement on Form S-1
Filed on June 4, 2007
File No: 333-141450

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 25, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Selected Consolidated Financial Data, page 16

1.  We note your disclosure of balance sheet data on page 19. Please help us to understand why your current liabilities in 2004 exceeded your total liabilities in 2004. Revise if necessary.

Sutor’s Response: We inadvertently misstated the current liabilities in 2004 as $49,371. We have revised our disclosure of balance sheet data to reflect that the correct number for the current liabilities in 2004 is $28,860.

MD&A — Acquisition of Sutor and Related Financing, page 17

2. Please clarify whether the 3,947,356 shares of your common stock that Ms. Chen placed in escrow are the same as, or are in addition to, the 3,947,356 shares that you sold on February 1.

Sutor’s Response: The 3,947,356 shares of our common stock that Ms. Chen, our Chairman and majority stockholder placed in escrow are different from the 3,947,356 shares that we sold to the investors in the private placement transaction on February 1, 2007. In connection with the reverse acquisition transaction that closed on February 1, 2007, Ms. Chen and her husband, as the former shareholders of Sutor Steel Technology Co., Ltd, together received 32,338,050 shares of our common stock. As part of the consideration in the private placement transaction, Ms. Chen entered into an escrow agreement with investors pursuant to which Ms. Chen deposited into escrow 3,947,356 shares out of the total 32,338,050 beneficially owned by her. The escrow shares are to be released to investors if we fail to attain certain pre-established financial milestones in fiscal years 2007 and 2008 or to Ms. Chen if we attain the financial milestones.

Results of Operations, page 23

3. We read on page 28 that Changshu Huaye’s HDG Steel production line operated in excess of its designed manufacturing capacity during the nine months ended March 31, 2007 to accommodate high market demand. Either under your analysis of liquidity and capital resources or under your analysis of results of operations, please clarify the impact that operating this production line in excess of its designed manufacturing capacity will have on the need for future maintenance or capital expenditures. Please also clarify how long you intend to continue to operate this production line in excess of its designed manufacturing capacity, and the impact this will have on your future results.

Sutor’s Response: Although Changshu Huaye’s HDG Steel production line operated in excess of its designed manufacturing capacity during the nine months ended March 31, 2007, we do not believe that the cost of our future maintenance or capital expenditures on this production line will increase significantly because we had already taken into account the possibility of future excessive operation when we built this production line. In addition, our maintenance team provides routine and preventative maintenance to ensure that all of our production lines remain in good working order to minimize the risk of incurring substantial capital expenditures in the future. Our new HDG Steel production line, with designed annual manufacturing capacity of 400,000 metric tons is under construction and expected to become operational by approximately February 2008, which will significantly expand our production capacity of HDG Steel products. Therefore, we expect to operate Changshu Huaye’s HDG Steel production line in excess of its designed manufacturing capacity until approximately February 2008.

Our Customers, page 44

4. Since Changshu Huaye’s sales cooperation frame agreement with Shanghai Huaye is scheduled to expire on December 31, 2007, discuss any renewal provisions in the agreement and Changshu’s intentions regarding the expiration of this agreement.

Sutor’s Response: There are no renewal provisions in the sales cooperation frame agreement between Changshu Huaye and Shanghai Huaye. We expect that this agreement will be renewed upon its expiration by the parties on substantially similar terms or prevailing market terms at the time.

Selling Stockholders, page 45

5. Please clarify whether the shares you are registering for resale include those that Ms. Chen has placed in escrow. We may have additional comments upon review of your response.

Sutor’s Response: We hereby confirm that we are not presently proposing to register for resale any shares that Ms. Chen has placed in escrow.

6. Disclosure elsewhere in your prospectus states that on March 6, 2007, you completed a 1 for 10 reverse stock split of the Series A Preferred Stock. However, in your description of the HFI transaction, you state that 135,000 shares of Series A Preferred have been converted into 1,350,000 shares of common stock. In your description of the stock issued for consulting services, you state that the 20,122 shares issued to Heritage, Ye Zong and Jingshi Cai were converted into 197,196 shares. Please explain the basis upon which these shares were converted into the amounts indicated.

Sutor’s Response: To supplement and clarify our responses to the Staff’s comments to the Registration Statement filed on March 20, 2007, each share of our Series A Preferred Stock was converted into 9.8 shares of our common stock after giving effect of a 1 for 10 reverse stock split of our issued and outstanding common stock on March 6, 2007. Therefore, the 20,122 shares of Series A Preferred Stock issued to Heritage, Ye Zong and Jingshi Cai were disclosed on a pre-conversion, pre-reverse split basis and have been converted into 197,196 shares of our common stock. Similarly, the 135,000 shares of Series A Preferred Stock issued to HFI were converted into 1,323,000 shares of our common stock. We have revised the Registration Statement to clarify the basis for such conversion.

7. As previously requested, state that the selling stockholders who are also broker-dealers are underwriters with respect to the shares that they are offering for resale.

Sutor’s Response: We have revised the Registration Statement per the Staff’s comments.

8. Please identify each selling stockholder who is an affiliate of a broker-dealer, in addition to your representation:

•	that the selling security holders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Sutor’s Response: Except as disclosed below, to our knowledge and based on inquiry, none of selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer:

•	Lake Street Management, LLC, the General Partner of the selling stockholder Lake Street Fund, L.P., is managed/owned by an owner who also is an NASD member firm.

•	Stewart R. Flink, a manager of Crestview Capital Partners, LLC, the sole manager of the selling stockholder Crestview Capital Master, LLC, owns Dillon Capital, Inc., a broker-dealer with NASD.

•
Amir L. Ecker and Carol G. Frankenfield are the General Partners of the selling stockholder ACT Capital Partners, L.P. Amir L. Ecker and Carol G. Frankenfield are employed by Philadelphia Brokerage, a NASD member.

•	The selling stockholder Amir L. Ecker is employed by Philadelphia Brokerage, a NASD member.

•	Daniel O. Conwill IV is the Manager of the selling stockholder Doc Investments No. 2, LLC. Daniel O. Conwill IV is the president of Global Hunter Securities, a registered broker-dealer.

Each of the selling stockholders has represented in writing to us that it purchased or acquired the shares in the ordinary course of business and that at the time of the purchase or acquisition of the shares to be resold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Financial Statements

Financial Statements of Sutor Technology Group Limited and Subsidiaries Note 1 — Organization and Operations, page 9

9. Please reconcile your disclosure here that Sutor acquired all of the outstanding ownership interest in Changshu Huaye and Jiangsu Cold-Rolled for cash payments of $21.0 million to your disclosure on page 3 that these companies were acquired for cash payments of $12.6 million and $15.1 million, respectively, which totals to $27.7 million. Revise as necessary.

Sutor’s Response: Per the Staff’s comments, we have revised our disclosure under the caption “PROSPECTUS SUMMARY - Background and History of Sutor Steel Technology Co., Ltd. and its Operating Subsidiaries and Affiliates” on page 3 to state that the purchase prices of Changshu Huaye and Jiangsu Cold-Rolled are approximately $12.7 million and $15.3 million, respectively. Ms. Chen and her husband beneficially own 100% of Sutor and 100% of Hong Kong Huaye. As such, they are the ultimate payor, and the only recipients, of any funds transferred by Sutor to Hong Kong Huaye for the purchase by Sutor of 25% equity interests in Changshu Huaye and Jiangsu Cold-Rolled. As both the ultimate payors and only recipients of the $7 million cash consideration, Ms. Chen and her husband elected not to physically transfer any funds from themselves to themselves.

Basic and Diluted Earning per Common Share, page 13

10. We note your presentation of basic and diluted earnings per share for 2007 in which the outstanding preferred stock was all converted to common stock. Specifically, we note that you have adjusted net income in your calculation of basic earnings per share to remove “income applicable to Series A and Series B Preferred Stock.” Since this adjustment does not represent dividends on the preferred stock, it is unclear to us that this presentation complies with SFAS 128. Please confirm to us, if true, that this conversion of preferred stock into common stock resulted in no changes to the ownership percentages or rights of any of your shareholders. If our understanding is correct, we believe the most appropriate way to reflect earnings per share is to restate it as if the common stock, instead of the preferred stock, were outstanding for all periods presented.

Sutor’s Response: Per the Staff’s comments, we have revised our disclosure and presentation of earnings per share to be restated as if the common stock, instead of the preferred stock, was outstanding for all periods presented.

Note 10 — Stockholders’ Equity, page 20

11. We note your discussion of the 20,122 shares of Series A Preferred Stock issued by Bronze to third party consultants, and your response to our prior comment 36. Please tell us if the related consulting expense was considered part of the cost of the private placement that occurred on February 1, 2007, and was netted in equity against the private placement proceeds. If not, please help us to understand how you determined that it was appropriate to value this stock based on the most recent price previously paid for Bronze’s Series A Preferred Stock, since we note that this stock was issued in contemplation of the reverse merger with Sutor.

Sutor’s Response: Per the Staff’s comments, we have revised the amount charged to general and administrative expense for the Series A Preferred Stock issued for consulting services. The value is based on the same value equivalent as we received in net proceeds from the issuance of Series B Preferred Stock at closing in February 2007.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-512) 512-52686688 or Joe Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4306.

Sincerely,

Sutor Technology Group Limited

By:	/s/ Liuhua Guo
Liuhua Guo
Chief Executive Officer